SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           SOFTKEY INTERNATIONAL INC.
--------------------------------------------------------------------------------

                                (Name of issuer)


                    COMMON STOCK, PAR VALUE OF $.01 PER SHARE
--------------------------------------------------------------------------------

                         (Title of class of securities)

                                    98136310
--------------------------------------------------------------------------------

                                 (CUSIP number)

                              Stanley J. Gradowski
                               Vice President and
                                    Secretary
                                 Tribune Company
                            435 North Michigan Avenue
                             Chicago, Illinois 60611
                                 (312) 222-9100
--------------------------------------------------------------------------------

 (Name, address and telephone number of person authorized to receive notices and communications)


                                December 22, 1995
     -----------------------------------------------------------------------

             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7):

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 98136310                   13D                      Page 2 of 10 Pages






1             NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Tribune Company       IRS No. 36-1880355

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|

3             SEC USE ONLY

4             SOURCE OF FUNDS
              WC, OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          |_|

6             CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                                            7       SOLE VOTING POWER*
              NUMBER OF
                                                    2,830,188
                SHARES
                                            8       SHARED VOTING POWER
             BENEFICIALLY
                                                    0
               OWNED BY
                                            9       SOLE DISPOSITIVE POWER*
                 EACH
                                                    2,830,188
              REPORTING
                                            10      SHARED DISPOSITIVE POWER
             PERSON WITH
                                                    0


11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

             2,830,188

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          |_|

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.1%

14           TYPE OF REPORTING PERSON

              CO

        * The beneficial ownership numbers disclosed herein assume the conversion into common stock of SoftKey International Inc. (the "Company") of all of the Company's 5 1/2% Senior Convertible/Exchangeable Notes due 2000 (the "Notes") held by Tribune Company. Conversion of the Notes, however, is subject to the applicable waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.



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CUSIP No.  98136310                    13D                   Page 3  of 10 Pages





Item 1.           Security and Issuer.

                  The title and class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of SoftKey International Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at One Athenaeum Street, Cambridge, Massachusetts 02142. Although Tribune Company, a Delaware corporation ("Tribune"), has not acquired any shares of Common Stock, Tribune may be deemed to be the beneficial owner of the shares of Common Stock reported in Item 5 by virtue of its acquisition of beneficial ownership of an aggregate principal amount of $150,000,000 of the Company's 5-1/2% Senior Convertible/Exchangeable Notes due 2000 (the "Notes").

Item 2.           Identity and Background.

                  (a)-(e) This statement is being filed by Tribune, an information and entertainment company. Through its subsidiaries, Tribune is engaged in the publishing of newspapers, books and information in print and digital formats and the broadcasting, production and syndication of information and entertainment in metropolitan areas in the United States. The principal business and office address of Tribune is 435 North Michigan Avenue, Chicago, Illinois 60611.

                  The following individuals are the executive officers and directors of Tribune (with asterisks indicating the directors):


                                       Present
                                 Principal Occupation          Name and
        Name                       or Employment1         Business Address2

Charles T. Brumback*           Chairman and Former        Tribune Company
                               Chief Executive Officer    435 N. Michigan Ave.
                                                          Chicago, IL 60611

John W. Madigan*               President and Chief        Tribune Company
                               Executive Officer          435 N. Michigan Ave.
                                                          Chicago, IL 60611

James C. Dowdle*               Executive Vice             Tribune Company
                               President/Media            435 N. Michigan Ave.
                               Operations                 Chicago, IL 60611

Stanton R. Cook*               Former Chairman            Tribune Company
                               and Chief Executive        435 N. Michigan Ave.
                               Officer                    Chicago IL 60611

Diego E. Hernandez*            President, Marine          8350 N.W. 52nd Terrace
                               Technology Group, Inc.     Suite 400
                               (technical consulting      Miami, FL 33166
                               services)

--------
1 Unless otherwise indicated, each occupation set forth opposite an individuals's name refers to such individuals's positions with Tribune. Description of the principal business of Tribune and its subsidiaries has been omitted from the table.

2 Unless otherwise noted, all addresses are business addresses.

CUSIP No.  98136310                  13D                     Page 4  of 10 Pages












                                  Present
                             Principal Occupation             Name and
       Name                    or Employment              Business Address


Robert E. La Blanc*     President, Robert E.      R.E. La Blanc Associates, Inc.
                        La Blanc Associates,      323 Highland Avenue
                        Inc. (consultants in      Ridgewood, NJ 07450
                        information technology)

Andrew J. McKenna*      Chairman, President            Schwarz Paper Company
                        and Chief Executive            8838 N. Austin
                        Officer, Schwarz Paper         Morton Grove, IL 60053
                        Company (paper converter)

Nancy Hicks Maynard*    President, Maynard             Maynard Partners, Inc.
                        Partners, Inc. (consultants    15960 Broadway Terrace
                        in news media economics)       Oakland, CA 94618

Kristie Miller*         Author, Journalist,            5907 Frazier Lane
                        the Daily News                 McLean, VA 22101
                        Inc. of LaSalle, Illinois
                        (newspaper)

Newton N. Minow*        Counsel, Sidley &              Sidley & Austin
                        Austin (law firm)              One First National Plaza
                                                       Chicago, IL 60603

James J. O'Connor*      Chairman, Chief                Unicom Corporation
                        Executive Officer,             P.O. Box A3005
                        Unicom Corporation             Chicago, IL 60690
                        (holding company)
                        and Commonwealth
                        Edison Company
                        (electric utility)

Donald H. Rumsfeld*     Corporation Director           400 N. Michigan Ave.
                                                       Suite 405
                                                       Chicago, IL 60611

Arnold R. Weber*        Chancellor,                    Civic Committee
                        Northwestern University        One First National Plaza
                        and President, Civic           215 S. Clark Street
                        Committee of Commercial        Suite 3115
                        Club of Chicago                Chicago, IL 60603


Donald C. Grenesko      Senior Vice President          Tribune Company
                        and Chief Financial            435 N. Michigan Ave.
                        Officer                        Chicago, IL 60611

David D. Hiller         Senior Vice President/         Tribune Company
                        Development                    435 N. Michigan Ave.
                                                       Chicago, IL  60611



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CUSIP No.  98136310                       13D                Page 5  of 10 Pages











                              Present
                        Principal Occupation                     Name and
    Name                   or Employment                     Business Address


John S. Kazik          Senior Vice President/              Tribune Company
                       Information Systems                 435 N. Michigan Ave.
                                                           Chicago, IL 60611

John T. Sloan          Senior Vice President/              Tribune Company
                       Administration                      435 N. Michigan Ave.
                                                           Chicago, IL 60611

Ruthellyn Musil        Vice President/                     Tribune Company
                       Corporate Relations                 435 N. Michigan Ave.
                                                           Chicago, IL 60611

Robert D. Bosau        Executive Vice President,           Tribune New Media
                       Tribune New Media                   Company
                       Two Prudential Plaza                Suite 1200
                       Company                             Chicago, IL 60601

Joseph D. Cantrell     Executive Vice President,           Tribune Publishing
                       Tribune Publishing                  Company
                       Company                             435 N. Michigan Ave.
                                                           Chicago, IL 60611


Dennis FitzSimons      Executive Vice President,           Tribune Broadcasting
                       Tribune Broadcasting                Company
                       Company                             435 N. Michigan Ave.
                                                           Chicago, IL 60611


                  Neither Tribune nor, to the knowledge of Tribune, any of the executive officers and directors identified above, during the last five years,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Tribune is a Delaware corporation. Each of the executive officers and directors identified under Item 2(a)-(e) is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to the Securities Purchase Agreement dated as of November 30, 1995, including exhibits attached thereto (the "Securities Purchase Agreement," a copy of which was filed as Exhibit 99.3 to Tribune's Current Report on Form 8-K dated December 14, 1995 and is incorporated herein by reference), between the Company and Tribune, on December 22, 1995, the Company issued to Tribune, and Tribune acquired from the Company, the Notes for an aggregate purchase price of $150,000,000 (the "Purchase Price").

                  The funds used by Tribune to pay the Purchase Price were obtained by Tribune from its general working capital resources and through commercial paper borrowings of approximately $150,000,000. The commercial paper was placed through the Placement Agency Agreement dated as of November 6, 1987 between Tribune and Merrill Lynch Money Markets Inc., a Delaware corporation, and the Letter Agreement dated as of March 8, 1990 between Tribune and Goldman Sachs Money Markets Inc., which agreements are included as Exhibits 5 and 6, respectively, and incorporated herein by reference.

CUSIP No.  98136310                   13D                    Page 6  of 10 Pages

Item 4.           Purpose of Transaction.

                  On December 22, 1995, Tribune acquired the Notes pursuant to the Securities Purchase Agreement for investment purposes. Under the Indenture dated as of December 22, 1995 between the Company and State Street Bank and Trust Company (the "Indenture") relating to the Notes (a form of which Indenture is included as an exhibit to the Securities Purchase Agreement), Tribune may, at any time at its option, convert all or a portion of the Notes into Common Stock or exchange all or a portion of the Notes for shares of the Company's 5-1/2% Series C Convertible Preferred Stock (the "Preferred Stock") which itself may be converted into Common Stock; provided, however, that, in each case, any such conversion into Common Stock will be subject to the applicable waiting period of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Tribune may sell all or a portion of the Notes, its shares of Preferred Stock or its shares of Common Stock in the open market or in privately negotiated transactions, subject to the terms of the Securities Purchase Agreement, the Registration Rights Agreement (as defined herein), the Company's business or financial condition and to other factors and conditions Tribune deems appropriate. Tribune or any of the other persons identified in Item 2 may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to the Standstill Agreement (as defined herein), the availability of shares at prices deemed favorable and to the factors and conditions referred to above.

                  Pursuant to the terms of the Standstill Agreement dated as of December 22, 1995 between Tribune and the Company (the "Standstill Agreement," a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference), Tribune has agreed to refrain from acquiring more than 20% (or such greater number that may result from the conversion of the Notes and the consummation of the transactions contemplated by the Plan of Merger (as defined in Item 6)) of the Company's outstanding Voting Securities (as defined in the Standstill Agreement), subject to qualifications contained therein, including contingencies involving the change of control of the Company. In addition, the Company agreed, immediately following the closing of the transactions contemplated by the Securities Purchase Agreement, to take all necessary actions to increase the size of the Company's Board of Directors ("Board") by one member and to fill the vacancy created thereby with an individual designated by Tribune. If at any time, following the closing of the Mergers (as defined in Item 6), the Company's Board consists of at least 10 members, the Company has agreed to increase further the size of the Board by one member and to fill the vacancy created thereby with a second individual designated by Tribune.

                  Pursuant to the terms of the Securities Resale Registration Rights Agreement dated as of December 22, 1995 between the Company and Tribune (the "Registration Rights Agreement," a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), the Company has agreed to use its best efforts to file a registration statement on or prior to the 90th day after December 22, 1995 which shall provide for resales of the Notes, shares of the Preferred Stock and shares of the Common Stock (subject to certain qualifications contained in the Registration Rights Agreement).

                  Other than as set forth in this Item, Item 5, Item 6 or the Standstill Agreement, no person identified in Item 2 has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in (a)-(i) above.





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CUSIP No.  98136310                 13D                      Page 7  of 10 Pages





Item 5.           Interest in Securities of the Issuer.

                  (a) On December 22, 1995, Tribune purchased the Notes from the Company pursuant to the Securities Purchase Agreement. Any $1,000 in principal amount of the Notes may be converted into such number of fully paid, duly authorized and non-assessable shares of Common Stock as is equal to (i) $1,000 divided by (ii) the "Conversion Price," which initially is $53.00 (subject to certain antidilution adjustments).
Cash will be paid in lieu of fractional shares.

                  In the alternative, any $1,000 in principal amount of the Notes may be exchanged into such number of fully paid, duly authorized and nonassessable shares of Preferred Stock as is equal to (i) $1,000 divided by
(ii) the "Exchange Price," which initially is $1,000 (subject to certain antidilution adjustments). Each share of Preferred Stock may be converted into such number of fully paid, duly authorized and non-assessable shares of Common Stock as is equal to (i) 1,000 divided by (ii) the "Preferred Stock Conversion Price," which initially is $53.00 (subject to certain antidilution adjustments). Cash will be paid in lieu of fractional shares.

                  In each case, conversion into the Common Stock will be subject to the applicable waiting period under the HSR Act.

                  Assuming conversion of the full principal amount of the Notes beneficially owned by Tribune at the initial Conversion Price of $53.00, or the exchange of the full principal amount of the Notes beneficially owned by Tribune at the initial Exchange Price of $1,000 followed by the conversion of all shares of Preferred Stock then beneficially owned by Tribune at the initial Preferred Stock Conversion Price of $53.00, Tribune has the sole voting power and sole dispositive power over 2,830,188 shares of Common Stock. At the initial Conversion Price and the initial Preferred Stock Conversion Price, the Notes represent approximately 10.1% of the outstanding shares of Company Common Stock (such percentage being calculated based on the representation of the Company to Tribune that on November 30, 1995 there were 25,152,779 shares of Common Stock issued and outstanding). Except as set forth in this Item 5(a), neither Tribune, nor, to the knowledge of Tribune, any executive officer or director of Tribune identified in Item 2 above, beneficially owns any shares of Common Stock.

                  (b) The information contained in Item 5(a) is incorporated herein by reference.

                  (c) The information contained in Item 5(a) is incorporated herein by reference. Except as set forth in this Item 5(c), neither Tribune nor, to the knowledge of Tribune, any of the executive officers or directors of Tribune identified in Item 2 above has effected transactions in the Common Stock in the last 60 days.

                  (d)  Not applicable.

                  (e)  Not applicable.

Item 6.           Contracts, Arrangement, Understanding or
         Relationships with Respect to Securities of the Issuer.

                  The information set forth under Items 3, 4 and 5 of this statement is incorporated herein by reference.

                  On November 30, 1995, Tribune entered into an Agreement and Plan of Merger ("Plan of Merger") by and among the Company, Cubsco I Inc., a California corporation and a wholly owned subsidiary of the Company, Cubsco II Inc., a Delaware corporation and a wholly owned subsidiary of the Company, Compton's NewMedia, Inc., a California corporation and a wholly owned subsidiary of Tribune, and Compton's Learning Company, a Delaware corporation and a wholly owned subsidiary of Tribune. The Plan of Merger provides for the merger of Cubsco I Inc. with and into Compton's NewMedia, Inc. with Compton's NewMedia, Inc. being the surviving corporation and the merger of Cubsco II Inc. with and into Compton's Learning Company with Compton's Learning Company being the surviving corporation (the "Mergers"). Following the Mergers, the surviving corporations would be wholly owned subsidiaries of the Company. Upon the closing of the Mergers (assuming they close on the same day), Tribune will have the right to receive an aggregate number of shares,


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CUSIP No.  98136310                    13D                   Page 8  of 10 Pages





rounded up to the nearest whole share, of Common Stock, equal to the number obtained by dividing $106,500,000 by the volume-weighted average of the closing prices for Common Stock as quoted over the Nasdaq National Market for the 10 full trading days ending on the second full trading day prior to the closing of the Mergers (the "Merger Exchange Price"). Furthermore, in payment for certain intercompany debt, Tribune may receive an additional aggregate number of shares of Common Stock equal to the number obtained by dividing an amount up to $17,000,000 by the Merger Exchange Price. A copy of the Plan of Merger was filed as Exhibit 99.2 to Tribune's Current Report on Form 8-K dated December 14, 1995 and is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.


Exhibit Number           Description

       EX-99.1 Securities Purchase Agreement dated as of November 30, 1995 between Tribune Company and SoftKey International Inc. (including exhibits attached thereto)(incorporated by reference to Exhibit 99.3 to Tribune Company's Current Report on Form 8-K dated December 14, 1995)

       EX-99.2 Securities Resale Registration Rights Agreement dated as of December 22, 1995 between Tribune Company and SoftKey International Inc.

       EX-99.3 Standstill Agreement dated as of December 22, 1995 between Tribune Company and SoftKey International Inc.

       EX-99.4 Agreement and Plan of Merger dated as of November 30, 1995 by and among SoftKey International Inc., Cubsco I Inc., Cubsco II Inc., Tribune Company, Compton's NewMedia, Inc. and Compton's Learning Company (incorporated by reference to Exhibit 99.2 to Tribune Company's Current Report on Form 8-K dated December 14,
                         1995)

       EX-99.5 Placement Agency Agreement dated as of November 6, 1987 between Tribune Company and Merrill Lynch Money Markets Inc.

       EX-99.6 Letter Agreement dated as of March 8, 1990 between Tribune Company and Goldman Sachs Money Markets Inc.












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CUSIP No.  98136310                    13D                   Page 9  of 10 Pages






                                                     SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     December 28, 1995


                                                     TRIBUNE COMPANY



                                                     By:  /s/ R. Mark Mallory
                                                          -------------------
                                                          R. Mark Mallory
                                                          Vice President and
                                                          Controller



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CUSIP No.  98136310                    13D                  Page 10  of 10 Pages




                                  Exhibit Index


Exhibit Number           Description

      EX-99.1 Securities Purchase Agreement dated as of November 30, 1995 between Tribune Company and SoftKey International Inc. (including exhibits attached thereto)(incorporated by reference to Exhibit 99.3 to Tribune Company's Current Report on Form 8-K dated December 14, 1995)

      EX-99.2 Securities Resale Registration Rights Agreement dated as of December 22, 1995 between Tribune Company and SoftKey International Inc.

      EX-99.3 Standstill Agreement dated as of December 22, 1995 between Tribune Company and SoftKey International Inc.

      EX-99.4 Agreement and Plan of Merger dated as of November 30, 1995 by and among SoftKey International Inc., Cubsco I Inc., Cubsco II Inc., Tribune Company, Compton's NewMedia, Inc. and Compton's Learning Company (incorporated by reference to Exhibit 99.2 to Tribune Company's Current Report on Form 8-K dated December 14,
                         1995)

      EX-99.5 Placement Agency Agreement dated as of November 6, 1987 between Tribune Company and Merrill Lynch Money Markets Inc.

      EX-99.6 Letter Agreement dated as of March 8, 1990 between Tribune Company and Goldman Sachs Money Markets Inc.